================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 30)

                                ---------------


                              LIMITED BRANDS, INC.
                                (Name of Issuer)

  COMMON STOCK, $0.50 PAR VALUE                            532716-10-7
  ------------------------------                          --------------
  (Title of class of securities)                          (CUSIP number)

                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                NOVEMBER 30, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


================================================================================

-----------------------------------------------------------------                ---------------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                                    Page 2
-----------------------------------------------------------------                ---------------------------------------------------
----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Leslie H. Wexner

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (A) [_]
                                                                                                                         (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                                                            [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            31,397,269
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          26,141,194
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       32,585,769
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     26,141,194

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  58,726,963

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [X]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.3%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- ------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       2

-----------------------------------------------------------------                ---------------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                                    Page 3
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Abigail S. Wexner

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [_]
                                                                                                                        (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                                                            [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          United States

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                               -0-
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          9,763,700
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                          -0-
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     9,763,700

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  9,763,700

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [X]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.4%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- ------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       3

-----------------------------------------------------------------                ---------------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                                    Page 4
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       The Abigail Trust

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [_]
                                                                                                                        (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                                                            [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- ---------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           7,049,856
            SHARES
                                ------ ----------------------------------------- ---------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- ---------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      7,049,856
          REPORTING
                                ------ ----------------------------------------- ---------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  7,049,856

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.7%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       4

-----------------------------------------------------------------                ---------------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                                    Page 5
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Wexner Personal Holdings Corporation

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [_]
                                                                                                                        (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e):                                                                            [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

------------------------------- ------ ----------------------------------------- ---------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           4,892,608
            SHARES
                                ------ ----------------------------------------- ---------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- ---------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      4,892,608
          REPORTING
                                ------ ----------------------------------------- ---------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  4,892,608

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.2%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO
----------------- ----------------------------------------------- ------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       5

-----------------------------------------------------------------                ---------------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                                    Page 6
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       H.R.E.I. Trust

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [_]
                                                                                                                        (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                  [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- ---------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           9,327,638
            SHARES
                                ------ ----------------------------------------- ---------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- ---------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      9,327,638
          REPORTING
                                ------ ----------------------------------------- ---------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  9,327,638

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.3%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ------------------------------------------------------------------
           SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------------                ---------------------------------------------------


                                       6

-----------------------------------------------------------------                ---------------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                                    Page 7
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Foxcote One

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [_]
                                                                                                                        (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                  [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- ---------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           15,000,000
            SHARES
                                ------ ----------------------------------------- ---------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- ---------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      15,000,000
          REPORTING
                                ------ ----------------------------------------- ---------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  15,000,000

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.7%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!


                                       7

-----------------------------------------------------------------                ---------------------------------------------------
CUSIP No. 532716-10-7                                                 13D                                                    Page 8
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       Foxcote Two

                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [_]
                                                                                                                        (B) [X]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                                  [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Ohio

------------------------------- ------ ----------------------------------------- ---------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                           5,000,000
            SHARES
                                ------ ----------------------------------------- ---------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                         -0-
           OWNED BY
                                ------ ----------------------------------------- ---------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                      5,000,000
          REPORTING
                                ------ ----------------------------------------- ---------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   5,000,000

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.2%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       OO
----------------- ----------------------------------------------- ------------------------------------------------------------------

           SEE INSTRUCTIONS BEFORE FILLING OUT!

                This Amendment No. 30 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 29 thereto, and is filed by Leslie H. Wexner, for and on behalf of himself, Abigail S. Wexner, The Abigail Trust, Wexner Personal Holdings Corporation, H.R.E.I. Trust, Foxcote One, and Foxcote Two (collectively, the "Purchasers"), with respect to the common stock, $0.50 par value per share (the "Common Stock"), of Limited Brands, Inc. (the "Company").

Item 2.    Identity and Background.
           -----------------------

                Item 2 is amended as follows:

                Each of Foxcote One and Foxcote Two is a trust organized under the laws of Ohio. The principal business of each is investments, and the principal office of each is 6525 West Campus Oval, Suite 105, New Albany, Ohio 43054. Leslie H. Wexner is the trustee of Foxcote One, and Leslie H. Wexner and Abigail S. Wexner are the trustees of Foxcote Two.

                During the last five years neither Foxcote One or Foxcote Two, nor to their knowledge, Leslie H. Wexner or Abigail S. Wexner, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                Other information required by Item 2 of Schedule 13D with respect to Leslie H. Wexner and Abigail S. Wexner has been reported previously.

                An agreement among the Purchasers with respect to the filing of this statement is attached hereto as Exhibit 1.

                The Wexner Children's Trust II and The Birthday Trust each ceased to be a Purchaser since each no longer beneficially owns any shares of Common Stock.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

                (a) The responses of the Purchasers to Rows (11) through (13) of the cover pages of this Amendment No. 30 are incorporated herein by reference. As of December 3, 2004, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 406 million, being based on the approximate number outstanding following the Company's modified dutch auction tender offer disclosed in the Company's press release dated November 30, 2004, filed as an exhibit by the Company to its Schedule TO (Amendment No. 14)), as determined in accordance with Rule 13d-3.


     Person                                 Number of Shares                  Percent of Class
     ------                                 ----------------                  ----------------

1. Leslie H. Wexner                       58,726,963 (1)(3)(4)(5)(6)(7)          14.3%

2. Abigail S. Wexner                       9,763,700 (2)(7)                       2.4%

3. The Abigail Trust                       7,049,856 (3)                          1.7%

4. Wexner Personal Holdings
   Corporation                             4,892,608 (4)                          1.2%

5. H.R.E.I. Trust                          9,327,638 (5)                          2.3%

6. Foxcote One                            15,000,000 (6)                          3.7%

7. Foxcote Two                             5,000,000 (7)                          1.2%


-----------------------------

(1) Includes: 1,188,500 shares held in The Limited, Inc. Savings and Retirement Plan for Mr. Wexner's account (as of November 30, 2004) over which he exercises dispositive but not voting control; and 5,269,206 shares issuable within approximately 60 days upon exercise of outstanding options held by Mr. Wexner. Also includes 4,763,700 shares beneficially owned by Abigail S. Wexner, Mr. Wexner's wife, as to which Mr. Wexner may be deemed to share the power to vote and direct the disposition. Excludes 400,000 shares held in a trust of which Mrs. Wexner is a beneficiary and as to which Mr. Wexner disclaims beneficial ownership.

(2) Includes 8,808 shares issuable within approximately 60 days upon exercise of outstanding options held by Mrs. Wexner. The power to vote or direct the disposition of the shares beneficially owned by Mrs. Wexner may be deemed to be shared with her husband, Leslie H. Wexner. Excludes 400,000 shares held in a trust of which Mrs. Wexner is a beneficiary and as to which Mrs. Wexner disclaims beneficial ownership. Also excludes 48,963,263 shares beneficially owned by Leslie H. Wexner, Mrs. Wexner's husband, as to which Mrs. Wexner disclaims beneficial ownership.

(3) Power to vote or direct the disposition of the 7,049,856 shares held by The Abigail Trust may be deemed to be shared by its two trustees Leslie H. Wexner and Jeffrey E. Epstein.

(4) Power to vote or direct the disposition of the 4,892,608 shares held by Leslie H. Wexner as the sole stockholder, director and officer of Wexner Personal Holdings Corporation.

(5) Power to vote or direct the disposition of the 9,327,638 shares held by H.R.E.I. Trust may be deemed to be shared by its two trustees Leslie H. Wexner and Jeffrey E. Epstein.

(6) Power to vote or direct the disposition of the 15,000,000 shares held by Leslie H. Wexner as the sole trustee of Foxcote One.

(7) Power to vote or direct the disposition of the 5,000,000 shares held by Foxcote Two may be deemed to be shared by its two trustees, Abigail S. Wexner and Leslie H. Wexner.

                (b) The responses of the Purchasers to (i) Rows (7) through (10) of the cover pages of this Amendment No. 30 and (ii) Item 5(a) hereof are incorporated herein by reference.

                (c) In addition to the transactions described in Item 6 of this Amendment No. 30 (which are hereby incorporated herein by reference), during the past 60 days the Purchasers effected the following transaction in the Common
Stock:


                                    Date of          Amount of               Price per                    Where and
     Person                       Transaction        Securities                Share                    How Effected
     ------                       -----------        ----------                -----                    ------------

Abigail S. Wexner                   11/3/04          667 shares               $18.74        Mrs. Wexner, for service as a
                                                                                            director of the Company, received
                                                                                            from the Company, fees in shares of
                                                                                            Common Stock.

Leslie H. Wexner                   11/22/04*        2,384,020 shares          $29.00        Mr. Wexner sold the shares to the
                                                                                            Company in its modified dutch
                                                                                            auction tender offer.


* On November 30, 2004, the Company issued a press release announcing the final proration and price determinations for its modified dutch auction tender offer.

                (d), (e): Not Applicable


Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer.
           ---------------------------

                On October 4, 2004, The Wexner Children Trust II transferred 3,500,000 shares of Common Stock to Leslie H. Wexner without consideration in exchange.

                On October 5, 2004, Leslie H. Wexner transferred 15,000,000 shares of Common Stock to Foxcote One without consideration in exchange.

                On October 5, 2004, Abigail S. Wexner transferred 5,000,000 shares of Common Stock to Foxcote Two without consideration in exchange.

                Item 2 of this Amendment No. 30 to Schedule 13D is incorporated herein by reference.

Item 7.    Materials to be Filed as Exhibits.
           ---------------------------------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, The Abigail Trust, Wexner Personal Holdings Corporation, H.R.E.I. Trust, Foxcote One, and Foxcote Two, dated December 3, 2004.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2004




                                            Leslie H. Wexner
                                            ------------------------------------
                                            Leslie H. Wexner

                                            Abigail S. Wexner
                                            ------------------------------------
                                            Abigail S. Wexner


                                       THE ABIGAIL TRUST


                                       By: Leslie H. Wexner
                                           -------------------------------------
                                           Leslie H. Wexner, Trustee


                                       WEXNER PERSONAL HOLDINGS CORPORATION


                                       By: Leslie H. Wexner
                                           -------------------------------------
                                           Name:  Leslie H. Wexner
                                           Title: President


                                       H.R.E.I. TRUST


                                       By: Leslie H. Wexner
                                           -------------------------------------
                                           Leslie H. Wexner, Trustee


                                       FOXCOTE ONE


                                       By:  Leslie H. Wexner
                                           -------------------------------------
                                           Leslie H. Wexner, Trustee


                                       FOXCOTE TWO


                                       By: Abigail S. Wexner
                                           -------------------------------------
                                           Abigail S. Wexner, Trustee

                                  EXHIBIT INDEX
                                  -------------

 Exhibit No.
 -----------

 Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, The Abigail Trust, Wexner Personal Holdings Corporation, H.R.E.I. Trust, Foxcote One, and Foxcote Two, dated December 3, 2004.